AMENDMENT NO. 1 TO THE
                            ADMINISTRATION AGREEMENT


Effective July 1, 2001, Section 3. of the Administration Agreement dated as of March 2, 1998, between LIBERTY FUNDS TRUST II with respect to LIBERTY MONEY MARKET Fund (Fund) and COLONIAL MANAGEMENT ASSOCIATES, INC. (Administrator) is hereby amended to read in its entirety as follows:

3. The Fund shall pay the Administrator monthly a fee at the annual rate of 0.25% of the first $500 million of the average daily net assets of the Fund; 0.20% of the next $500 million of such assets and 0.15% of such assets in excess of $1 billion.

LIBERTY FUNDS TRUST II on behalf of
LIBERTY MONEY MARKET Fund




By:  /s/William J. Ballou
        Name:   William J. Ballou
        Title: Secretary


COLONIAL MANAGEMENT ASSOCIATES, INC.




By:  /s/William J. Ballou
        Name:   William J. Ballou
        Title:  Senior Vice President